[redacted]

14041884

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65205

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/13** (mm/dd/yy) AND ENDING **12/31/13** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **New Albion Partners, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Montgomery Street, Suite 462
(No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Fitzpatrick **415-544-9100**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 18 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

New Albion Partners, LLC
(SEC ID No. 8-65205)

Annual Audit Report

December 31, 2013

PUBLIC DOCUMENT

Filed Pursuant to 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

OATH OR AFFIRMATION

I, **John Fitzpatrick**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **New Albion Partners, LLC**, as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California, County of San Francisco
Subscribed and sworn to before me this 14th
Day of March, 2014, by
John Fitzpatrick
proved to me on
the basis of satisfactory evidence to be the
person(s) who appeared before me.

Notary Public, California

APRIL M. JOHNSON
COMM. #2045614
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 13, 2017

Signature

Managing Member
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

New Albion Partners, LLC

Notes to the Financial Statements

December 31, 2013

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Member
New Albion Partners, LLC
San Francisco, California

Report on the Financial Statements
We have audited the accompanying statement of financial condition of New Albion Partners, LLC, (a California limited liability company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entities preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of New Albion Partners, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

E Wintter + Associates

March 12, 2014

New Albion Partners, LLC

Statement of Financial Condition

December 31, 2013

Assets	
Cash	$ 183,771
Due from clearing broker	714,253
Commissions receivable, net of $20,000 allowance	383,260
Prepaid expenses and other assets	19,476
Total Assets	$ 1,300,760
Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 108,146
Accrued expenses	235,073
Commissions payable	294,623
Accrued compensation	22,091
Due to clients	5,550
Due to affiliate	708
Total Liabilities	666,191
Member's Equity	634,569
Total Liabilities and Member's Equity	$ 1,300,760

See independent auditor's report and accompanying notes.

New Albion Partners, LLC

Notes to the Financial Statements

December 31, 2013

1. Organization

New Albion Partners, LLC (previously Casey Professional Services, LLC) (the "Company") was originally formed as a corporation on November 14, 2001 and subsequently converted to a California limited liability company on July 1, 2004. The Company is a wholly owned subsidiary of Casey Securities, LLC ("Securities"). The Company is registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934. The Company's primary business is that of a securities broker-dealer providing services to institutional customers.

2. Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company's receivables are due from various hedge funds and prime brokers under contractual agreements. The Company maintains an allowance for doubtful accounts that is based on a review of outstanding receivables, historical collection information and existing economic conditions. Past due receivables are reviewed by management and staff and written off based on the specific circumstances of the customer.

Commission Revenue
Brokerage commissions and related clearing and floor brokerage expenses are recorded on a trade date basis as securities transactions occur.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2009.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2013, the Company's net capital was $330,784 which exceeded the requirement by $230,784.

4. Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan which covers all employees who are over the age of 21 and have completed one year of service. The plan provides for matching employee contributions of 25% of the elective deferral which does not exceed 4% of compensation. Additionally, the plan allows for discretionary contributions by the Company which are determined annually by the management. Employer contributions vest over six years of service and employee contributions are always 100% vested. For the year ended December 31, 2013, the Company made no matching or discretionary contributions to the plan.

5. Risk Concentration

Due from clearing broker consists of cash and cash equivalents of $714,253 which are held at Goldman Sachs Execution & Clearing, L.P. ("Goldman Sachs"). The account is not insured by any government agency.

6. Deposit with Clearing Organization

The Company's clearing organization, Goldman Sachs, requires that it maintain at least $50,000 in deposits and $200,000 in cash, securities, or a combination of both at all times. This asset amount is included in due from clearing broker.

7. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

8. Lease Obligations

The Company leases office space in New York, New York. The lease term began on January 19, 2011 and expires on January 18, 2016. The future annual minimum lease payments are as follows:

Year	Amount
2014	$ 166,515
2015	171,194
Total	$ 337,709

9. Related Party Transactions

The Company uses Securities, its parent company, to execute options orders. For the year ended December 31, 2013, Securities waived all fees for these services.

The Company pays one-half of the rent expense incurred by Securities for office space shared by both entities. For the year ended December 31, 2013, the Company paid $55,118 in rent.

The Company pays Securities a monthly fee for administrative and other services provided by Securities. For the year ended December 31, 2013, the Company paid Securities $31,554 for these services.

The Company uses Fog Equities, LLC ("Fog"), company under common control, to execute stock orders and Fog charges for the services. For the year ended December 31, 2013, the Company paid Fog $4,227.

The Company receives reimbursement for a portion of its New York rent from a company with common ownership, Mission Capital, LLC dba Hexagon Securities, LLC ("Mission"). During the year ended December 31, 2013, Mission paid the company $7,800 as reimbursement of rent.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

10. Employment Agreements

The Company has employment agreements with several of its key employees with provisions that the employees are entitled to payments under the agreement for commissions and bonuses only after management has set aside the appropriate reserve amounts necessary to meet all regulatory and financial compliance requirements and any additional reserves management deems appropriate.

11. Subsequent Events

The Company has evaluated subsequent events through March 12, 2014, the date which the financial statements were available to be issued.